UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 22, 2018

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 22, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 22, 2018	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2017 RESULTS

Highlights

•	Reported GAAP net loss of $1.9 million, or $0.01 per share, and adjusted net loss(1) of $5.9 million, or $0.03 per share, in the fourth quarter of 2017.

•	Generated GAAP income from vessel operations of $2.8 million and cash flow from vessel operations(1) of $32.1 million in the fourth quarter of 2017.

•	Declared cash dividend of $0.03 per share for the fourth quarter of 2017, representing the minimum quarterly dividend under the Company’s current dividend policy.

•	Completed merger with Tanker Investments Ltd (TIL), increasing the Company's fleet by 18 vessels to 58 conventional tankers.

•	Completed a five-year $270 million debt refinancing related to 14 of the former-TIL vessels, which extends the debt maturity profile and reduces interest expense.

Hamilton, Bermuda, February 22, 2018 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2017:

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016
GAAP FINANCIAL COMPARISON
Total revenues	105,229	90,185	123,194	431,178	550,543
Income (loss) from vessel operations	2,822	(13,734)	10,187	1,416	96,752
Net (loss) income	(1,879)	(22,380)	9,080	(58,023)	67,823
(Loss) earnings per share	(0.01)	(0.12)	0.05	(0.31)	0.40
Weighted average number of common shares - basic	212,107,100	179,224,094	170,488,056	187,235,377	170,098,572
NON-GAAP FINANCIAL COMPARISON
Adjusted (loss) income (1)	(5,939)	(13,966)	5,104	(19,945)	81,187
Adjusted (loss) earnings per share (1)	(0.03)	(0.08)	0.03	(0.11)	0.48
Total cash flow from vessel operations (1)	32,134	20,551	43,127	123,138	233,237
Free cash flow (1)	22,859	11,947	34,207	87,875	186,665
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
GAAP net loss and non-GAAP adjusted net loss for the fourth quarter of 2017 compared the fourth quarter of 2016 were primarily affected by lower average spot tanker rates, partially offset by the merger with TIL and redelivery of four time-chartered in vessels during 2017. In addition, GAAP net loss in the fourth quarter of 2017 improved as the fourth quarter of 2016 included the write-down of two Suezmax tankers to their agreed sales prices, partially offset by the lower unrealized gains on derivative instruments in the fourth quarter of 2017 compared to the same quarter in 2016.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Since reporting our third quarter earnings in early-November, we completed our strategic merger with TIL and concluded the planned refinancing of two of its key debt facilities, which further strengthened our balance sheet,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.  “The refinancing of these facilities aligns their covenants with Teekay Tankers’ more favorable covenant package, lowers the cost of this financing while also improving our debt maturity profile through lower principal amortization and the extension of the maturities from 2019 and 2020 respectively, out to the end of 2022.”
“While crude tanker spot rates increased in the fourth quarter of 2017, they did not experience the typical winter seasonal spike primarily due to lower OPEC oil production, supply outages and a lack of winter weather delays.  Fortunately, our fixed-charter coverage and growing lightering business helped to mitigate some of the tanker rate weakness experienced during the quarter,” commented Mr. Mackay.  “Since that time, we have seen further weakness in the crude tanker market driven by many of these same factors, combined with higher bunker fuel costs as crude oil has recently hit highs of $70 per barrel.  Looking ahead, we expect elevated levels of tanker scrapping will positively contribute to a significant slowdown in tanker fleet growth which, when coupled with stronger oil market fundamentals, should lead to a recovery in tanker rates in the latter part of 2018 and into 2019.”
Summary of Recent Developments
Completed Strategic Merger with TIL
On November 27, 2017, Teekay Tankers completed its merger with TIL, increasing the Company's fleet by 18 modern tankers, including ten Suezmax tankers, six Aframax tankers and two Long Range 2 (LR2) product tankers.
New Debt Facility
In December 2017, Teekay Tankers completed a new five-year $270 million long-term debt facility. The new facility was used to refinance 14 of the vessels acquired through the merger with TIL, which extends Teekay Tankers' debt maturity profile, reduces interest expense, and aligns to Teekay Tankers’ standard debt covenants.
Sale of an Older Aframax Tanker
In November 2017, completed the sale of one older Aframax tanker, the Kareela Spirit, for gross proceeds of $6.4 million.
Secured a New Time Charter-Out Contract
Teekay Tankers secured a time charter-out contract on a Suezmax tanker for a firm period of six months at a daily rate of $17,250, plus extension options, which commenced in January 2018.
Tanker Market
Crude tanker rates strengthened during the fourth quarter of 2017, in line with seasonal norms. However, the seasonal uptick was relatively subdued compared to previous years, with rates averaging the lowest for a fourth quarter since 2012. This was particularly felt in the latter part of the fourth quarter, when lower OPEC crude oil production, supply outages and a lack of winter weather delays put pressure on crude tanker rates. This weakness has persisted into the early part of 2018, compounded by an increase in bunker fuel costs due to higher crude oil prices.
For 2017, tanker rates fell to cyclical lows due to the combined impact of high fleet growth and OPEC supply cuts. The global tanker fleet grew by 26.6 million deadweight tonnes (mdwt), or 4.8 percent in 2017, following 31.4 mdwt, or 6.0 percent growth in 2016. In addition, numerous vessels that were being used as floating storage returned to the trading fleet in 2017 as the crude oil forward curve flipped into backwardation, further adding to fleet supply. On the demand side, OPEC implemented 1.2 million barrels per day (mb/d) of supply cuts in January 2017 and maintained a high rate of compliance with these cuts throughout the year. This led to a reduction in cargoes from the Middle East, which in turn forced more Very Large Crude Carrier (VLCC) tankers to compete with Suezmax tankers for Atlantic cargoes, thus putting pressure on mid-size tanker rates. An increase in U.S. crude exports to a record high of 2.0 mb/d by October

2017 gave some support to crude tanker demand; however, it was not enough to fully offset the negative impact of OPEC supply cuts.
Looking ahead to 2018, there are signs of improving fundamentals on both the supply and demand fronts. First, tanker fleet growth is expected to moderate due to a combination of lower deliveries and higher scrapping. Tanker scrapping for the global fleet totaled 11.5 mdwt in 2017, the highest level of tanker scrapping since 2012, and has remained firm with 1.6 mdwt scrapped in January 2018. The level of newbuild tanker deliveries is expected to reduce during 2018, particularly during the second half of the year, and is set to fall further in 2019 as the orderbook rolls off. As such, the Company estimates that world tanker fleet growth will fall to approximately 3 percent in 2018 and 2 percent in 2019.
Global oil demand is estimated to grow by 1.5 mb/d in 2018 (average of IEA, EIA and OPEC forecasts), which is above long-term average growth levels. This strong level of demand, combined with OPEC supply cuts, is leading to a rapid decline in global oil inventories back towards five-year average levels. Inventory drawdowns are negative for tanker demand in the short-term; however, a rebalancing in oil markets could lead OPEC to exit its supply agreement sooner than expected, which would be positive for the mid-size tanker market as it would draw VLCC tankers away from the Atlantic and back to the Middle East, thus reducing competition between the asset classes. Finally, a continued increase in U.S. crude oil production, which recently hit 10 mb/d for the first time since 1970, will likely lead to higher U.S. crude oil exports, which is positive for mid-size tanker demand as well as U.S. Gulf lightering demand.
Overall, the Company expects the tanker market to remain challenging over the near-term as ongoing OPEC supply cuts and the need to absorb recent fleet growth will likely keep the market subdued through the first few quarters of 2018. However, lower fleet growth, an expected increase in U.S. crude exports, and the potential for an increase in OPEC supply later in the year should lead to a tanker market recovery during the latter part of 2018 and into 2019.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before pool management fees, commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2017(i)	September 30, 2017(i)	December 31, 2016(i)
Time Charter-Out Fleet
Suezmax revenue days	438	390	390
Suezmax TCE per revenue day	$21,821	$23,098	$27,825
Aframax revenue days	658	550	540
Aframax TCE per revenue day	$21,145	$21,937	$23,132
LR2 revenue days	183	184	247
LR2 TCE per revenue day	$17,176	$17,134	$19,532

Spot Fleet
Suezmax revenue days	1,679	1,415	1,573
Suezmax spot TCE per revenue day (ii)	$15,294	$13,426	$22,422
Aframax revenue days	766	869	1,240
Aframax spot TCE per revenue day (iii)	$16,773	$11,750	$17,542
LR2 revenue days	438	433	460
LR2 spot TCE per revenue day	$14,323	$10,627	$13,885
MR revenue days	—	—	48
MR spot TCE per revenue day	—	—	$11,954

Total Fleet
Suezmax revenue days	2,117	1,805	1,963
Suezmax TCE per revenue day	$16,644	$15,516	$23,495
Aframax revenue days	1,424	1,419	1,780
Aframax TCE per revenue day	$18,794	$15,566	$19,238
LR2 revenue days	621	617	707
LR2 TCE per revenue day	$15,165	$12,568	$15,857
MR revenue days	—	—	48
MR TCE per revenue day	—	—	$11,954

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(1) Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 19, 2018:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	7	—	7
LR2 Product Tankers	2	—	2
VLCC Tanker(i)	1	—	1
Total Fixed-Rate Fleet	12	—	12
Spot-rate:
Suezmax Tankers	28	—	28
Aframax Tankers(ii)	10	1	11
LR2 Product Tankers	7	—	7
Total Spot Fleet	45	1	46
Total Conventional Fleet	57	1	58
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	4	64

(i)	The Company’s ownership interest in this vessel is 50 percent.

(ii)	Includes one Aframax tanker with a charter-in contract that is scheduled to expire in March 2021.

Liquidity Update
As at December 31, 2017, the Company had total liquidity of $161.7 million (comprised of $71.4 million in cash and cash equivalents and $90.3 million in undrawn revolving credit facilities), compared to total liquidity of $104.8 million as at September 30, 2017.
Conference Call
The Company plans to host a conference call on Thursday, February 22, 2018 at 1:00 p.m. (ET) to discuss its results for the fourth quarter of 2017. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 239-9838 or (647) 794-4605, if outside of North America, and quoting conference ID code 9729934.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 52 double-hull tankers, including 26 Suezmax tankers, 17 Aframax tankers, and nine Long Range 2 (LR2) product tankers, and has four capital leased Suezmax tankers and one contracted time charter-in vessel. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity accounted investments, loss on sales of vessels, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sales of vessels and certain other non-cash items. The Company includes FCF from equity accounted investments as a component of its FCF. FCF from the equity accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity accounted investments may not be available to the Company in the periods such free cash flow is generated by the equity accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity accounted vessels and other investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation (Teekay) and had begun operations.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)

Net pool revenues	35,964	27,193	51,753	139,936	310,108
Time-charter revenues	26,998	24,681	28,490	112,100	97,374
Voyage charter revenues (2)	30,893	25,397	30,282	125,774	90,032
Other revenues (3)	11,374	12,914	12,669	53,368	53,029
Total revenues	105,229	90,185	123,194	431,178	550,543

Voyage expenses (2)	(20,443)	(17,250)	(17,116)	(77,368)	(53,604)
Vessel operating expenses	(43,440)	(40,958)	(46,353)	(175,389)	(182,598)
Time-charter hire expense	(3,202)	(5,835)	(11,683)	(30,661)	(59,647)
Depreciation and amortization	(26,829)	(24,328)	(25,573)	(100,481)	(104,149)
General and administrative expenses	(8,004)	(7,622)	(6,011)	(32,879)	(33,199)
Loss on sales of vessels (4)	(489)	(7,926)	(6,271)	(12,984)	(20,594)
Income (loss) from operations	2,822	(13,734)	10,187	1,416	96,752

Interest expense	(9,613)	(7,299)	(7,363)	(31,294)	(29,784)
Interest income	163	305	47	907	117
Realized and unrealized gain (loss)
on derivative instruments (5)	2,028	390	6,938	1,319	(964)
Equity income (loss) (6)	1,804	(274)	1,264	(25,370)	7,680
Other income (expense)	917	(1,768)	(1,993)	(5,001)	(5,978)
Net (loss) income	(1,879)	(22,380)	9,080	(58,023)	67,823

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(0.01)	(0.12)	0.05	(0.31)	0.40
- Diluted	(0.01)	(0.12)	0.05	(0.31)	0.40

Weighted-average number of total common
shares outstanding
- Basic (1)	212,107,100	179,224,094	170,488,056	187,235,377	170,098,572
- Diluted (1)	212,107,100	179,224,094	170,658,490	187,235,377	170,340,639

Number of outstanding shares of common stock at the end of the period	268,201,638	179,224,094	159,304,136	268,201,638	159,304,136

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (or TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL results on a consolidated basis in accordance with common control accounting as required under GAAP. As a result, the weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition. The impact of this recasting is referred to herein as the Entities under Common Control and such amounts are summarized for the respective periods in Appendix A.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $20.1 million, $17.0 million and $11.1 million for the three months ended December 31, 2017, September 30, 2017 and December 31, 2016, respectively, and $72.4 million and $34.8 million for the year ended December 31, 2017 and 2016, respectively.

(3)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fee and commission revenues earned from TTOL.

(4)
In November 2017, the Company completed the sale of an Aframax tanker, the Kareela Spirit, for proceeds of $6.4 million, resulting in the recognition of a write-down of $3.8 million in the third quarter of 2017 and a loss on sale of the vessel of $0.5 million recognized in the fourth quarter of 2017. In September 2017, the Company completed the sale of an Aframax tanker, the Kanata Spirit, for proceeds of $6.3 million, resulting in the recognition a loss on sale of vessel of $4.2 million in the third quarter of 2017. In March 2017, the Company agreed to sell an Aframax tanker, the Kyeema Spirit, for proceeds of $7.5 million, resulting in the recognition of a write-down of $2.6 million in the first quarter of 2017. The sale completed in June 2017 and the Company recognized a loss on the sale of vessel of $0.2 million. In February 2017, the Company delivered the Yamuna Spirit, a Suezmax tanker, to its new owner and the Company recognized a loss on sale of the vessel of $1.5 million in the first quarter of 2017.

(5)
Includes realized losses and gains relating to interest rate swaps, a time-charter swap agreement and forward freight agreements entered into by the Company. For the three months ended December 31, 2017, September 30, 2017 and December 31, 2016, the Company recognized realized losses on its interest rate swaps of $0.1 million, $0.2 million and $0.7 million, respectively, and $1.0 million and $12.8 million for the year ended December 31, 2017 and 2016, respectively. The Company recognized realized gains relating to its time-charter swap agreement of $1.1 million for the three months ended September 30, 2016, and $1.1 million and $2.2 million for the year ended December 31, 2017 and 2016, respectively. The Company also recognized a realized loss of $77 thousand and a gain of $0.2 million for the three months ended December 31, 2017 and September 30, 2017, respectively, and a gain of $0.3 million for the year ended December 31, 2017, relating to its forward freight agreements.

(6)
Included in equity income (loss) are the Company’s 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C., and its proportionate 11.3 percent share of earnings from its investment in TIL until November 27, 2017 when the Company completed a merger with TIL. From that date, TIL became a wholly-owned subsidiary of the Company and it has been consolidated.

Components of equity income (loss) are detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
High-Q Joint Venture	735	788	934	3,072	4,359
Tanker Investments Ltd.	(322)	(1,064)	334	(1,706)	3,515
Fair value adjustment of
Tanker Investments Ltd. (i)	1,391	—	—	(26,733)	—
Gemini Tankers L.L.C.	—	2	(4)	(3)	(194)
Total equity income (loss)	1,804	(274)	1,264	(25,370)	7,680

(i)
As part of the accounting for the TIL merger, GAAP treats the Company's existing equity investment in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value, which is included in the cost of the acquisition of the 100 percent controlling interest in TIL. In June 2017, it was determined at that time that a recovery of the carrying value of the Company's investment in TIL prior to closing of the merger would be unlikely. Consequently, a non-cash impairment of $28.1 million was required under GAAP to be recognized in the three months ended June 30, 2017 based on the difference between the carrying value of the investment at June 30, 2017 and its fair value based on the TIL share price on that date. Upon completion of the merger between Teekay Tankers and TIL on November 27, 2017, the Company recognized a gain of $1.4 million in the three months ended December 31, 2017 in relation to the effective disposal of its equity interest in TIL.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)(1)
ASSETS
Cash and cash equivalents	71,439	60,606	94,157
Restricted cash	1,599	1,645	750
Pool receivable from affiliates	15,550	8,673	24,598
Accounts receivable	19,288	22,484	33,789
Vessels held for sale	—	6,400	33,802
Due from affiliates	49,103	33,314	48,714
Current portion of derivative assets	1,016	233	875
Prepaid expenses	18,690	15,832	21,300
Restricted cash - long-term	2,672	2,672	—
Vessels and equipment – net	1,737,792	1,283,989	1,605,372
Vessels related to capital leases – net	227,722	230,696	—
Investment in and advances to equity accounted
investments	25,460	42,927	70,651
Derivative assets	4,226	3,022	4,538
Intangible assets – net	14,605	15,262	17,658
Other non-current assets	127	139	107
Goodwill	8,059	8,059	8,059
Total assets	2,197,348	1,735,953	1,964,370

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	42,468	40,109	43,069
Current portion of long-term debt	166,745	159,087	171,019
Current portion of derivative liabilities	—	81	1,108
Current obligation related to capital leases	7,227	7,098	—
Deferred revenue	557	2,955	4,455
Due to affiliates	19,717	14,293	36,299
Long-term debt	785,557	486,818	761,997
Long-term obligation related to capital leases	141,681	143,858	—
Other long-term liabilities	26,795	19,226	13,683
Equity	1,006,601	862,428	932,740
Total liabilities and equity	2,197,348	1,735,953	1,964,370

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2017	2016
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(58,023)	67,823
Non-cash items:
Depreciation and amortization	100,481	104,149
Loss on sales of vessels and asset impairment	12,984	20,594
Unrealized gain on derivative instruments	(937)	(9,679)
Equity loss (income)	25,370	(7,680)
Other	8,093	10,063
Change in operating assets and liabilities	5,741	30,004
Expenditures for dry docking	(14,069)	(8,608)
Net operating cash flow	79,640	206,666
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	232,825	906,149
Repayments of long-term debt	(109,006)	(162,092)
Prepayment of long-term debt	(443,796)	(979,877)
Proceeds from financing related to sales and leaseback of vessels	153,000	—
Scheduled repayments of obligation related to capital leases	(4,090)	—
Increase in restricted cash - long-term	(2,672)	—
Return of capital to Teekay Corporation from TTOL prior to acquisition (1)	—	(15,000)
Cash dividends paid	(20,679)	(46,847)
Proceeds from equity offerings, net of offering costs	13,521	7,558
Other	(241)	(744)
Net financing cash flow	(181,138)	(290,853)
INVESTING ACTIVITIES
Proceeds from sales of vessels	52,131	27,550
Expenditures for vessels and equipment	(4,732)	(9,226)
Loan repayments from equity accounted investment	550	3,500
Cash acquired in TIL acquisition, net of transaction fees	30,831	—
Net investing cash flow	78,780	21,824

Decrease in cash and cash equivalents	(22,718)	(62,363)
Cash and cash equivalents, beginning of the year	94,157	156,520
Cash and cash equivalents, end of the year	71,439	94,157

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(1,879)	($0.01)	9,080	$0.05
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(2,234)	($0.01)

Net (loss) income attributable to shareholders of Teekay Tankers	(1,879)	($0.01)	6,846	$0.04

Add specific items affecting net loss:
Loss on sales of vessels	489	—	6,271	$0.04
Unrealized gain on derivative instruments (3)	(2,205)	($0.01)	(6,658)	($0.04)
Other (4)	(2,344)	($0.01)	(1,355)	($0.01)
Total adjustments	(4,060)	($0.02)	(1,742)	($0.01)
Adjusted net (loss) income attributable to shareholders of Teekay
Tankers	(5,939)	($0.03)	5,104	$0.03

	Year Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(58,023)	($0.31)	67,823	$0.40
Subtract:
Net income attributable to the Entities under Common Control (2)	(1,303)	$(0.01)	(4,968)	($0.03)

Net (loss) income attributable to shareholders of Teekay Tankers	(59,326)	($0.32)	62,855	$0.37

Add specific items affecting net loss:
Loss on sales of vessels	12,984	$0.07	20,594	$0.12
Unrealized gain on derivative instruments (3)	(937)	($0.01)	(1,540)	($0.01)
Other (4)	27,334	$0.15	(722)	—
Total adjustments	39,381	$0.21	18,332	$0.11
Adjusted net (loss) income attributable to shareholders of Teekay
Tankers	(19,945)	($0.11)	81,187	$0.48

(1)	Basic per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Reflects unrealized losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant that was related to the period prior to the merger.

(4)
The amounts for the year ended December 31, 2017 include the unrealized derivative gains and losses in joint ventures, foreign exchange gains and losses, a net adjustment of $1.0 million related to a reversal of the fair value differential from the TIL merger associated with the loans refinanced in December 2017, a $28.1 million impairment recognized on its equity investment in TIL in the second quarter of 2017, and a $1.4 million gain in the fourth quarter of 2017 to reflect the revaluation of the equity-accounted investment at the date of the TIL merger. The amounts for the year ended December 31, 2016 include unrealized derivative gains and losses in joint ventures, and foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended		Year Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income - GAAP basis	(1,879)	9,080	(58,023)	67,823
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(2,234)	(1,303)	(4,968)
Net (loss) income attributable to shareholders of Teekay Tankers	(1,879)	6,846	(59,326)	62,855

Add:
Depreciation and amortization	26,829	25,573	100,481	104,149
Proportionate share of free cash flow from equity accounted investments	1,429	4,819	8,284	18,840
Unrealized loss on derivative instruments		—	1,700	—
Loss on sales of vessels	489	6,271	12,984	20,594
Equity loss	—	—	24,063	—
Other	—	858	2,325	4,230

Less:
Equity income	(1,804)	(3,502)	—	(13,101)
Unrealized gain on derivative instruments	(2,205)	(6,658)	(2,636)	(9,679)
Amortization of in-process revenue contracts	—	—	—	(1,223)

Free cash flow	22,859	34,207	87,875	186,665

Weighted-average number of common shares outstanding for the period	212,107,100	170,488,056	187,235,377	170,098,572

(1) See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income (loss) from vessel operations - GAAP basis	2,822	(13,734)	10,187	1,416	96,752
Depreciation and amortization	26,829	24,328	25,573	100,481	104,149
Loss on sales of vessels	489	7,926	6,271	12,984	20,594
CFVO – Consolidated	30,140	18,520	42,031	114,881	221,495
Less: CFVO attributable to the Entities under Common Control	—	—	(4,527)	(2,546)	(10,296)
CFVO – Equity Investments (See this Appendix C)	1,994	2,031	5,623	10,803	22,038
Total CFVO	32,134	20,551	43,127	123,138	233,237

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2017		September 30, 2017		December 31, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	19,237	3,509	24,861	4,144	36,045	5,412
Vessel and other operating expenses	(10,739)	(1,515)	(16,463)	(2,113)	(11,734)	211
Depreciation	(6,316)	(1,035)	(9,740)	(1,422)	(9,526)	(1,399)
Income from vessel operations of equity accounted investments	2,182	959	(1,342)	609	14,785	4,224
Interest expense	(3,137)	(507)	(4,740)	(686)	(4,723)	(681)
Realized and unrealized gain (loss) on derivative instruments	21	11	(2)	(1)	173	87
Other	(445)	(50)	(1,756)	(199)	(937)	(128)
Equity income (loss) of equity accounted vessels	(1,379)	413	(7,840)	(277)	9,298	3,502

Income (loss) from vessel operations of equity accounted investments	2,182	959	(1,342)	609	14,785	4,224
Depreciation and amortization	6,316	1,035	9,740	1,422	9,526	1,399
Cash flow from vessel operations of equity accounted investments	8,498	1,994	8,398	2,031	24,311	5,623

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 11.3 percent to 50 percent.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	107,689	17,470	168,256	25,386
Vessel and other operating expenses	(58,429)	(6,667)	(56,806)	(3,348)
Depreciation	(35,072)	(5,250)	(38,886)	(5,866)
Income from vessel operations of equity accounted investments	14,188	5,553	72,564	16,172
Interest expense	(17,436)	(2,569)	(20,444)	(2,870)
Realized and unrealized gain (loss) on derivative instruments	27	14	(231)	(115)
Other	(3,140)	(330)	(1,562)	(214)
Equity (loss) income of equity accounted vessels	(6,361)	2,668	50,327	12,973

Income from vessel operations of equity accounted investments	14,188	5,553	72,564	16,172
Depreciation and amortization	35,072	5,250	38,886	5,866
Cash flow from vessel operations of equity accounted investments	49,260	10,803	111,450	22,038

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the impact of the Company’s debt refinancing on its future debt maturity profile and interest expense; and crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, and the occurrence and expected timing of a tanker market recovery, the estimated slowdown of growth in the world tanker fleet, the amount of tanker scrapping and newbuild tanker deliveries, estimated growth in global oil demand and supply, tanker fleet utilization, crude oil tanker demand, future tanker rates and future OPEC oil supply; and minimum quarterly dividend payments by the Company under its dividend policy. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; changes by the Teekay Tankers’ board of directors to the Company’s dividend policy; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.